NORTH AMERICAN NICKEL INC.

(formerly Widescope Resources Inc.)

Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including May 30, 2011.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto. It should be noted that the audited consolidated financial statements for the year ended December 31, 2010 was prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), the reconciliation of which can be found beginning on page 13 of this MD&A.

All financial information in this MD&A related to 2011 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements. For more information, please refer to the Risk and Uncertainties section of this MD&A.

Description of Business

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Sudbury, Ontario nickel properties being Post Creek, Woods Creek, Halcyon and Bell Lake. As well the Company is conducting exploration programs on its Manitoba nickel properties being South Bay, Thompson North and Cedar lake.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010. Additionally, in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application has been conditionally accepted by the TSX Venture Exchange. Once listed, the common shares of the Company will be trading under the symbol “NAN”.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of March 31, 2011 the Company had working capital of $347,309 (December 31, 2010 $556,665) and a deficit of $14,321,110 (December 31, 2010 $14,258,450). The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company’s objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	—		$15,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 g/t total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 53 parts per billion (ppb) palladium, 34 ppb platinum and 20 ppb gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2241 ppb Pt and 1051 ppb Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report was completed with Dr. Walter Peredery, formerly of INCO, as the author.

Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Results are pending. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis using the Mobile Metal Ion Technology.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and these data will form individual “layers” for integration with geological and geochemical datasets.

During the three months ended March 31, 2011:

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which has been submitted to the TSX Exchange as part of listing requirements for North American Nickel.

The assessment report for the Post Creek property of merit was assembled, submitted to the Sudbury Mining Recorder and subsequently accepted for assessment credit.

As of March 31, 2011, the Company incurred $196,793 (March 31, 2010 — $Nil) in deferred exploration costs on the Post Creek Property.

Subsequent Events

Outcrop stripping, washing and chip and channel sampling continued subsequent to the location of geophysical (electromagnetic and magnetic) anomalies identified with the use of the beep mat. Samples have been submitted for assay and are pending. Beep mat geophysical surveys are ongoing on the Post Creek property.

Grid cutting and refurbishing was initiated in preparation for a deep-looking ground geophysical survey on the Post Creek property. The survey will be done by Abitibi Geophysics and discussions regarding this survey with Abitibi have been initiated.

Activities contemplated in the future

Additional outcrop mapping supplemented by thin section studies will be undertaken. Shallow electromagnetic surveys utilizing the Beep mat will be required to cover the remainder of the Post Creek property with the aim of ground truthing airborne VTEM anomalies. Follow-up geological mapping and prospecting will be required in addition to deep-looking ground geophysical surveys to assist in the delineation of drill targets. A drill program is being planned to test multivariate (geological, geophysical and geochemical) targets.

Woods Creek Property

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $2,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Woods Creek Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000	paid & issued	$24,000
On or before April 5, 2012	$20,000	—		$24,000
On or before April 5, 2013	$45,000	—		$24,000

The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property. It contains 7,301,000 tons grading 0.37% Ni, 0.39% Cu, 0.024% Co, 0.37 g/t Pt, 0.40 g/t Pd and 0.20 g/t Au.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization that assayed 1.22% Cu, 0.95% Ni, 354 ppb combined Pt and Pd and 136 ppb Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite that assayed up to 1.09% Ni, 0.37% Cu, 301 ppb combined Pt and Pd and 1110 ppm Co (0.11%). The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 68 ppb Pt, 227 ppb Pd and 46 ppb Au.

Performance Summary:

An assessment report based on shallow electromagnetic Beep Mat surveys, geological mapping, prospecting, excavator work to clear overburden from outcrop and channel and chip rock sampling was completed on claims 1242388 and 1242390. The results are summarized in an assessment report submitted to the Ontario Mining recorder in Sudbury.

During the three months ended March 31, 2011:

An assessment report was constructed based on the results of field work, including assay results. Data indicates multiple zones of greater than 1% copper and strongly elevated nickel are present in outcrop on the property. These zones were uncovered by the use of a beep mat and a mechanical excavator to expose the rock from beneath soil cover.

As of March 31, 2011, the Company incurred $20,941 (March 31, 2010 — $Nil) in deferred exploration costs on the Woods Creek Property.

Subsequent Events

There have been no subsequent events.

Activities contemplated in the future

Additional beep mat surveys will be undertaken to extend the geophysical coverage on the property. These data will be assessed with additional overburden stripping and sampling of newly exposed mineralized rock, if warranted. Deep looking geophysics will be required to assist in drill targeting for a planned drill program.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	—		$22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration.

During the three months ended March 31, 2011:

The compilation report for historic exploration conducted on the property is ongoing.

As of March 31, 2011, the Company incurred $Nil (March 31, 2010 — $Nil) in deferred exploration costs on the Halcyon Property.

Subsequent Events

No work has been performed subsequently.

Activities contemplated in the future

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs which will include geophysical surveys, geological mapping and diamond drilling.

Bell Lake Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Bell Lake Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$25,000	300,000	paid & issued
On or before April				$
5, 2011	$25,000	300,000	paid & issued		—
On or before April 5, 2012	$40,000	400,000			$—
On or before April				$
5, 2013	$40,000	—			—
On or before April 5, 2014	$80,000	—

The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or “MOD”. The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington Mine and the Victoria Mine (1.5 million tons of 2.2% copper, 1.5% nickel and 2.3 g/t total precious metals). It is also host to Vale Inco’s Totten Mine development (10.1 million tons at 1.5% nickel, 2% copper and 4.8 g/t platinum group metals). Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration.

During the three months ended March 31, 2011:

The compilation of historic exploration data is ongoing.

As of March 31, 2011, the Company incurred $1,344 (March 31, 2010 — $Nil) in deferred exploration costs on the Bell Lake Property

Subsequent Events

No work has been performed subsequently.

Activities contemplated in the future

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs.
Geophysical surveys followed by a diamond drill program are planned.

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment (paid) and 6,000,000 post-consolidation common shares valued at $0.06 per share (issued).

South Bay: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

During the three months ended March 31, 2011:

A Mobile Metal Ions soil geochemical orientation survey was undertaken and samples submitted to SGS Mineral Services (Toronto, Ontario) for analysis. Results have been received and a report is in preparation.

As of March 31, 2011, the Company incurred $2,523 (March 31, 2010 — $Nil) in deferred exploration costs on the South Bay Property

Subsequent Events

Analytical data from the MMI analysis of soil samples was received and interpretation followed by a report is in progress.

Activities contemplated in the future

Ground geophysical surveys will be required in the area of airborne VTEM anomalies defined from an earlier airborne geophysical program. These surveys will accurately define drill targets. Mobile Metal Ions soil geochemical surveys are planned in the vicinity of coincident ground and airborne geophysical anomalies subsequent to interpretation of an earlier orientation survey.

Thompson North: The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

During the three months ended March 31, 2011:

There have been no current activities on the property.

As of March 31, 2011, the Company incurred $935 (March 31, 2010- $Nil) in deferred exploration costs on the Thompson North Property.

Subsequent Events

No work was performed on this property subsequently.

Activities contemplated in the future

The activities contemplated for the future are limited to compilation of historic exploration data from assessment files.

Cedar Lake: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

During the three months ended March 31, 2011:

There have been no current activities on the property.

As of March 31, 2011, the Company incurred $400 (March 31, 2010- $Nil) in deferred exploration costs on the Cedar Lake Property.

Subsequent Events

No work was performed on this property subsequently.

Activities contemplated in the future

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs.

Selected Financial Information

The Company’s consolidated interim financial statements for the three months ended March 31, 2011 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

		For the three months ended
	March 31, 2011	March 31, 2010	March 31, 2009
Financial Results
Net loss	$62,660	$4,926	$14,813
Basic loss per share	0.00	0.00	0.00

As at:	March 31, 2011	December 31, 2010	December 31, 2009

Balance Sheet Data
Share capital	$15,367,333	$15,310,333	$13,649,333
Common shares issued	36,181,730	35,231,730	5,441,730
Weighted average shares outstanding	35,242,286	19,941,566	5,441,730
Total assets	$1,409,625	$1,363,910	$184,212
Net assets (liabilities)	1,228,723	$1,234,383	$(54,784)
Exchange rates (Cdn$ to U.S.$) period average	1.0141	0.9709	0.8757

Results of Operations

Three Months Ended March 31, 2011 compared with Three Months Ended March 31, 2010

For the three months ended March 31, 2011, the Company incurred a net loss of $62,660 compared to a net loss of $4,926 for the three months ended March 31, 2010. The increase of $57,734 in net loss is a result of the Company initiating a series of actions to realign its focus into the field of nickel exploration and appointing new senior management in April 2010. The addition of senior management has resulted in an increase of $27,000 reported for management fees . With an exploration program underway additional costs have been incurred for consulting fees $5,915, salaries $11,154 and professional fees of $10,429.

Selected Financial Data Quarterly

	Three months ended
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Net loss	$(62,660)	$(147,554)	$(200,626)	$(176,702)
Basic loss per share	0.00	0.00	0.00	(0.03)

	Three months ended
	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009

Net loss	$(4,926)	$(85,578)	$(5,746)	$(11,508)
Basic loss per share	0.00	(0.02)	0.00	0.00

Balance Sheet Data
As at:	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

Share capital	$15,367,333	$15,310,333	$15,310,333	$14,740,333
Common shares issued	36,181,730	35,231,730	35,231,730	25,291,730
Weighted average shares outstanding	35,242,286	19,941,566	14,788,836	5,661,067
Total assets	$1,409,625	$1,363,583	$1,409,603	$1,130,716
Net assets (liabilities)	$1,228,723	$1,234,383	$1,346,937	$971,063
As at:	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009

Share capital	$13,649,333	$13,649,333	$13,649,333	$13,649,333
Common shares issued	5,441,730	5,441,730	5,441,730	5,441,730
Weighted average shares outstanding	5,441,730	5,441,730	5,441,730	5,441,730
Total assets	$152,435	$184,212	$251,476	$203,378
Net assets (liabilities)	$(71,155)	$(54,784)	$(31,629)	$(12,985)

Liquidity

As at March 31, 2011 the Company had accumulated losses totaling $14,321,110. The Company had working capital of $347,309 at March 31, 2011. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables , accrued liabilities are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fir value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, trade payables and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to cash and cash equivalents, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2011, the Company held cash and cash equivalents of $494,259 (December 31, 2010 — $659,227).and had current liabilities of $180,902 (December 31, 2010 — $129,527). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of March 31, 2011, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company’s functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting Standards Not Yet Effective

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011.

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Impairment of long lived assets

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred Income Tax

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based Compensation

The Company has a stock option plan which is described in Note 9(e) of the Company’s consolidated interim financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek
				Exploration
Date	Payment	Issuance of shares		Requirements

On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	—		$15,000

	$142,500	1,000,000		$45,000

Bell Lake
				Exploration
Date	Payment	Issuance of shares		Requirements

On or before April 5, 2010	$25,000	300,000	paid & issued
				$
On or before April 5, 2011	$25,000	300,000	paid & issued	—
				$
On or before April 5, 2012	$40,000	400,000		—
				$
On or before April 5, 2013	$40,000	—		—
On or before April 5, 2014	$80,000	—

				$
	$210,000	1,000,000		—

Halcyon
				Exploration
Date	Payment	Issuance of shares		Requirements

On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	—		$22,000

	$110,000	700,000		$66,000

Wood Creek
				Exploration
Date	Payment	Issuance of shares		Requirements

On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000	paid & issued	$24,000
On or before April 5, 2012	$20,000	—		$24,000
On or before April 5, 2013	$45,000	—		$24,000

	$87,500	300,000		$72,000

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31,	December 31,
	2011	2010
Directors and companies controlled by directors of the Company	$133,454	$87,094

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Three month periods ended
	March 31,	March 31,
	2011	2010
		$
Geological consulting fees — expensed	$2,450	—
Geological consulting fees — capitalized	8,050	—
Management fees — expensed	27,000	6,000
Stock-based compensation	—	—
	$37,500	$6,000

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

First Time Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 2 “Share-based payment” – IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date.

IFRS 3 “Business Combinations” – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

IFRS 1 “Deemed Cost” – allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company’s previous GAAP. The Company plans to elect this exemption and shall continue to test exploration and evaluation assets in the development phases for impairment at the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Mandatory exceptions applied

IAS 39 “Financial Instruments” the Company has applied the derecognition of financial assets and liabilities exception requirements prospectively from the transition date. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre changeover Canadian GAAP have not been reviewed for compliance with IAS 39. The application of this exemption has no impact on the Company.

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. No adjustments for estimates have been made.

IAS 27 was applied prospectively from the Transition Date. Total comprehensive income is attributed to the owners of the parent and the non-controlling interests even if this results in the non-controlling interests having a deficit balance. No adjustment was required.

Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements, based on our analysis to date. A summary of each of the noted changes is included in the notes following the reconciliations of the following Consolidated Statement of Financial Postion and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. The reconciliations and related adjustments have not been audited by the Company’s external auditor.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Interim Statement of Financial Position – March 31, 2010
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – March 31, 2010
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010

Effect of Transition to
Ref	January 1 2010	IFRS		January 1 2010
CAN GAAP				IFRS
ASSETS
Current assets
		$
Cash	$16,515		—	$16,515
Receivables	4,197			4,197
Marketable securities	62,500			62,500

Total current assets	83,212		—	83,212
Mineral properties and deferred exploration costs	101,000			101,000

		$
Total assets	$184,212		—	$184,212

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$185,747			$185,747

Total current liabilities	185,747		—	185,747

Total liabilities	185,747		—	185,747
Shareholders’ equity (deficit)
Share capital — preferred	604,724			604,724
Share capital — common	13,044,609			13,044,609
Contributed surplus	53,344		(53,344)	—
Accumulated other comprehensive income	24,525			24,525
Deficit	(13,781,986)		53,344	(13,728,642)

Total shareholders’s equity	(54,784)		—	(54,784)
Non-controlling interest	53,249			53,249

Total equity	(1,535)		—	(1,535)

		$
Total liabilities and equity	$184,212		—	$184,212

Consolidated Interim Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		March 31 2010	Transition to IFRS		March 31 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$1,388		—	$1,388
Receivables		5,047		—	5,047
Marketable securities		45,000		—	45,000

Total current assets		51,435		—	51,435
Mineral properties and deferred exploration costs		101,000		—	101,000

			$
Total assets		$152,435		—	$152,435

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$178,611		—	$178,611

Total current liabilities		178,611		—	178,611

Total liabilities		178,611		—	178,611
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		13,044,609		—	13,044,609
Contributed surplus	a	53,344		(53,344)	—
Accumulated other comprehensive income		13,080		—	13,080
Deficit		(13,786,912)		53,344	(13,733,568)

Total shareholders’s equity		(71,155)		—	(71,155)

Non-controlling interest		44,979		—	44,979

Total equity		(26,176)		—	(26,176)
			$
Total liabilities and equity		$152,435		—	$152,435

Consolidated Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		December 31 2010	Transition to IFRS		December 31 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$659,227		—	$659,227
Receivables		26,965		—	26,965
Marketable securities		—		—	—

Total current assets		686,192		—	686,192
Mineral properties and deferred exploration costs		677,718		—	677,718

			$
Total assets		$1,363,910		—	$1,363,910

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$129,527		—	$129,527

Total current liabilities		129,527		—	129,527

Total liabilities		129,527		—	129,527
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		14,705,609		—	14,705,609
Contributed surplus	a	235,844		(53,344)	182,500
Accumulated other comprehensive income		—		—	—
Deficit		(14,311,794)		53,344	(14,258,450)

Total shareholders’s equity		1,234,383		—	1,234,383
Non-controlling interest		—		—	—

Total equity		1,234,383		—	1,234,383

			$
Total liabilities and equity		$1,363,910		—	$1,363,910

The Canadian GAAP Interim Consolidated Statement of Operations and Comprehensive Loss
for the Three Months Ended March 31, 2010 has been reconciled to IFRS (unaudited) as follows:
Effect of Transition to
Ref	March 31 2010	IFRS		March 31 2010
CAN GAAP				IFRS
EXPENSES
		$
General and administrative	$7,141		—	$7,141

LOSS BEFORE OTHER ITEMS	(7,141)		—	(7,141)
LOSS BEFORE NON-CONTROLLING INTEREST	(7,141)		—	(7,141)
NON-CONTROLLING INTEREST IN LOSS	2,215		—	2,215

		$
NET LOSS FOR THE PERIOD	$(4,926)		—	$(4,926)

LOSS PER COMMON SHARE — Basic and diluted
		$
From continuing operations	$0.00		—	$0.00

Weighted average shares outstanding — Basic and diluted	5,441,726			5,441,726

COMPREHENSIVE LOSS
		$
Net Loss	$(4,926)		—	$(4,926)
Unrealized gain on marketable securities	(11,445)			(11,445)

		$
COMPREHENSIVE LOSS	$(16,371)		—	$(16,371)

The Canadian GAAP Consolidated Statement of Operations and Comprehensive Loss
For The Year Ended December 31, 2010 has been reconciled to IFRS (unaudited) as follows:
Effect of
Ref	December 31 2010		Transition to IFRS		December 31 2010
CAN GAAP					IFRS
EXPENSES
	$
Consulting		25,556			$25,556
Filing fees		40,856			40,856
Investor relation		23,101			23,101
General and administrative		18,294		—	18,294
Management fees (Note 6)		90,000			90,000
Professional fees		132,730			132,730
Salaries		22,115			22,115
Stock-based compensation		182,500		—	182,500

LOSS BEFORE OTHER ITEMS		(535,152)		—	(535,152)
OTHER ITEMS:
Loss on sale of subsidiary (Note 4)		(7,163)			(7,163)
Gain on sale of marketable securities (Note 3)		3,854		—	3,854

LOSS BEFORE NON-CONTROLLING INTEREST		(538,461)		—	(538,461)
NON-CONTROLLING INTEREST IN LOSS		8,653		—	8,653

			$
NET LOSS FOR THE YEAR		$(529,808)		—	$(529,808)

LOSS PER COMMON SHARE — Basic and diluted
			$
From continuing operations		$(0.03)		—	$(0.03)

Weighted average shares outstanding — Basic and diluted		19,941,566			19,941,566

COMPREHENSIVE LOSS
			$
Net Loss		$(529,808)		—	$(529,808)
Unrealized gain on marketable securities		—			—

			$
COMPREHENSIVE LOSS		$(529,808)		—	$(529,808)

Adjustments on transition to IFRS:

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period.

Asset impairment

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)	Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statement of Financial Postion (Unaudited)
	December 31 2010	January 1 2010
Contributed surplus	$(53,344)	$(53,344)
Adjustment to deficit	$53,344	$53,344

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date which there were no unvested awards at that time.

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Statement of Financial Position which is Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

Disclosure Controls and Procedures Over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended March 31, 2011.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of March 31, 2011 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Subsequent Events

On May 24, 2011, the Company closed a non-brokered private placement and received gross proceeds of $3.2 million for a total of 11 million units at a price of $0.20/unit and 4,545,463 flow-through shares at a price of $0.22/unit.

On May 24, 2011, the Company granted 150,000 stock options at $0.20/unit to a consultant.

On May 30, 2011, the Company was effectively trading on the TSX Venture Exchange under the symbol NAN.

Share Capital Data

The following table sets forth the Company’s share capital data as at May 30, 2011:

Common Shares	51,853,193
-issued & outstanding
Preferred Shares	604,724
-issued & outstanding
Options
-issued & outstanding	3,450,000
Warrants
-issued & outstanding	21,000,000

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.ca